As filed with the Securities and Exchange Commission on May 2, 2016

Registration No. 333-210107

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __	[ ]

Post-Effective Amendment No. 1	[x]
(Check appropriate box or boxes)

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)

c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: 1-866-388-6292

David B. Perkins
Hatteras Funds, LLC
6601 Six Forks Road, Suite 340
Raleigh, North Carolina 27615
(Name and Address of Agent for Service)

WITH A COPY TO:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-7096

This post-effective amendment No. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to provide Exhibit 12 to Part C of the Registration Statement previously filed with the Commission on April 8, 2016.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Part C-1

PART C

OTHER INFORMATION

Item 15.      Indemnification

Reference is made to Article VIII of the Registrant’s Amended and Restated Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking:  “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Item 16.      Exhibits

Exhibit No.	Exhibit
(1)(a) (1)(b)
Amended and Restated Declaration of Trust dated February 22, 2010, was previously filed with Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A on April 30, 2010, and is incorporated herein by reference.
Certificate of Amendment to Amended and Restated Certificate of Trust dated February 23, 2010, was previously filed with Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A on April 30, 2010, and is incorporated herein by reference.

(2)
Amended and Restated By-Laws dated February 22, 2010, were previously filed with Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A on April 30, 2010, and are incorporated herein by reference.

(3)	Not Applicable.
(4)
Form of Agreement and Plan of Reorganization was previously filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed on April 8, 2016, and is incorporated herein by reference.

(5)	Instruments Defining Rights of Security Holders are incorporated by reference to the Registrant’s Amended and Restated Declaration of Trust and the Registrant’s Amended and Restated Bylaws.
(6)(a)
Investment Advisory Agreement dated January 5, 2016 was previously filed with Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A on April 29, 2016, and is incorporated herein by reference.

(6)(a)(i)
Appendix A to the Investment Advisory Agreement was previously filed with Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A on April 29, 2016, and is incorporated herein by reference.

(6)(b)
Investment Trading Advisory Agreement (Centurion Investment Management, LLC) was previously filed with Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A on April 29, 2016, and is incorporated herein by reference.

(6)(c)
Investment Trading Advisory Agreement (Revolution Capital Management, LLC) was previously filed with Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A on April 29, 2016, and is incorporated herein by reference.

(6)(d)
Investment Trading Advisory Agreement (ROW Asset Management, LLC) was previously filed with Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A on April 29, 2016, and is incorporated herein by reference.

(7)
Distribution Agreement dated July 1, 2014, was previously filed with Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A on February 20, 2015, and is incorporated herein by reference.

(8)	Not Applicable.

Part C-2

(9)
Custody Agreement with U.S. Bank N.A. dated July 1, 2015 was previously filed with Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A on July 10, 2015, and is incorporated herein by reference.

(10)(a)	Rule 12b-1 Plan, was previously filed with Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A on February 20, 2015, and is incorporated herein by reference.
(10)(b)	Rule 18f-3 Plan dated April 29, 2016 was previously filed with the Registration Statement on Form N-14 on March 11, 2016, and is incorporated herein by reference.
(11)
Legal Opinion. Opinion and Consent of Counsel of Drinker Biddle & Reath, LLP, regarding the legality of securities being offered was previously filed with the Registration Statement on Form N‑14 on March 11, 2016, and is incorporated herein by reference.

(12)	Opinion and Consent of Drinker Biddle & Reath LLP, regarding certain tax matters – filed herewith.
(13)	(a)
Transfer Agent Servicing Agreement dated July 1, 2015 was previously filed with Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A on July 10, 2015, and is incorporated herein by reference.

(b)
Fund Administration Servicing Agreement dated July 1, 2015 was previously filed with Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A on July 10, 2015, and is incorporated herein by reference.

(c)
Fund Accounting Services Agreement dated July 1, 2015 was previously filed with Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A on July 10, 2015, and is incorporated herein by reference.

(d)
Operating Expense Limitation Agreement dated January 5, 2016 was previously filed with Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A on April 29, 2016, and is incorporated herein by reference.

(d)(i)
Appendix A to the Operating Expense Limitation Agreement was previously filed with Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A on April 29, 2016, and is incorporated herein by reference.

(14)
Consent of Independent Registered Public Accounting Firm Cohen Fund Audit Services, Ltd. was previously filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed on April 8, 2016, and is incorporated herein by reference.

(15)	Not Applicable.
(16)
Power of Attorney dated February 22, 2010, was previously filed with Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A on February 26, 2010, and is incorporated herein by reference.

(17)(a)
The Annual Report to Shareholders of the Managed Futures Strategies Portfolio for the Fiscal Year Ended December 31, 2015 was previously filed by Underlying Funds Trust (File No. 811-21895) on Form N‑CSR with the SEC on March 9, 2016, and is incorporated by reference.

(17)(a)
The Annual Report to Shareholders of the Hatteras Managed Futures Strategies Fund for the Fiscal Year Ended December 31, 2015 was previously filed by Hatteras Alternative Mutual Funds Trust (File No. 811-21079) on Form N‑CSR with the SEC on March 9, 2016, and is incorporated by reference.

(17)(b)
Statement of Additional Information of the Hatteras Managed Futures Strategies Fund dated April 30, 2015 was previously filed by Hatteras Alternative Mutual Funds Trust (File No. 811-21079) in Amendment No. 58 to its Registration Statement on Form N-1A with the SEC on April 29, 2015, and is incorporated by reference.

Item 17.      Undertakings

(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

Part C-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it meets all of the requirements for effectiveness for this Post-Effective Amendment No. 1 under Rule 485(b) under the Securities Act of 1933, as amended, and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed below on its behalf by the undersigned, duly authorized, in the City of Raleigh and the State of North Carolina on the 2nd day of May, 2016.

Hatteras Alternative Mutual Funds Trust By: /s/ David B. Perkins* David B. Perkins, President and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below on May 2, 2016 by the following persons in the capacities indicated:

Signature	Title
/s/ H. Alexander Holmes* H. Alexander Holmes	Independent Trustee
/s/ Thomas Mann* Thomas Mann	Independent Trustee
/s/ Steve E. Moss* Steve E. Moss	Independent Trustee
/s/ Gregory S. Sellers* Gregory S. Sellers	Independent Trustee
/s/ David B. Perkins* David B. Perkins	Interested Trustee, President and Chief Executive Officer
/s/ Robert Lance Baker Robert Lance Baker	Treasurer and Chief Financial Officer
*By:/s/ Robert Lance Baker Robert Lance Baker, Treasurer and Chief Financial Officer
Attorney-in-Fact pursuant to Power of Attorney

SIGNATURES

Hatteras Trading Advisors has duly caused this Registration Statement of Hatteras Alternative Mutual Funds Trust, on behalf of the Hatteras Managed Futures Strategies Fund, with respect only to information that specifically relates to Hatteras Trading Advisors, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh and the State of North Carolina on the 2nd day of May, 2016.

Hatteras Trading Advisors
By: /s/ David B. Perkins* David B. Perkins, Director

This Registration Statement of Hatteras Alternative Mutual Funds Trust, on behalf of the Hatteras Managed Futures Strategies Fund, with respect only to information that specifically relates to Hatteras Trading Advisors, has been signed below by the following persons in the capacities indicated and on May 2, 2016:

Signature	Title
/s/ H. Alexander Holmes* H. Alexander Holmes	Director
/s/ Thomas Mann* Thomas Mann	Director
/s/ Steve E. Moss* Steve E. Moss	Director
/s/ Gregory S. Sellers* Gregory S. Sellers	Director
/s/ David B. Perkins* David B. Perkins	Director
*By:/s/ Robert Lance Baker Robert Lance Baker
Attorney-in-Fact pursuant to Power of Attorney

INDEX TO EXHIBITS

Exhibit Number	Description

(12)	Opinion and Consent of Drinker Biddle and Reath, LLP, regarding certain tax matters